Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended March 31, 2012
(millions of dollars)
Operating revenues:
Affiliated	$1,014
Nonaffiliated	2,181

Total operating revenues	3,195

Operating expenses:
Wholesale transmission service	468
Operation and maintenance	667
Depreciation and amortization	731
Provision in lieu of income taxes	219
Taxes other than amounts related to income taxes	405

Total operating expenses	2,490

Operating income	705

Other income and deductions:
Other income	29
Other deductions	8
Nonoperating provision in lieu of income taxes	19

Interest income	30

Interest expense and related charges	360

Net income	$377